                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No.   7  )*
                                          ------


                       Value City Department Stores, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, without Par Value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  920387 10 7
  -----------------------------------------------------------------------------
                                 (CUSIP Number)


  -----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 6 Pages

 CUSIP NO. 920387 10 7
           ---------------

-----------------------------------------------------------------------------------------------------------
|   1 | Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)            |
|     |                                                                                                   |
|     | Jay L. Schottenstein     ###-##-####                                                              |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | Check the Appropriate Box if a Member of a Group                                        (a) [ X ] |
|     | (See Instructions)                                                                          ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC Use Only                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | Citizenship or Place of Organization                                                              |
|     |                                                                                                   |
|     | United States                                                                                     |
|-------------------------------|-------|-----------------------------------------------------------------|
|            Number of          |     5 |  Sole Voting Power                                              |
|             Shares            |       |  152,000                                                        |
|          Beneficially         |-------|-----------------------------------------------------------------|
|            Owned by           |     6 |  Shared Voting Power                                            |
|             Each              |       |  19,625,038                                                     |
|           Reporting           |-------|-----------------------------------------------------------------|
|          Person With:         |     7 |  Sole Dispositive Power                                         |
|                               |       |  152,000                                                        |
|                               |-------|-----------------------------------------------------------------|
|                               |     8 |  Shared Dispositive Power                                       |
|                               |       |  19,625,038                                                     |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | Aggregate Amount Beneficially Owned by Each Reporting Person                                      |
|     |                                                                                                   |
|     | 19,777,038                                                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                  |
|     | (See Instructions)                                                                          [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | Percent of Class Represented by Amount in Row (11)                                                 |
|     |                                                                                                   |
|     | 61.2%                                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | Type of Reporting Person (See Instructions)                                                       |
|     |                                                                                                   |
|     | IN                                                                                                |
-----------------------------------------------------------------------------------------------------------

CUSIP No. 920387 10 7

                                  SCHEDULE 13G


ITEM 1(a)         Name of Issuer:  Value City Department Stores, Inc.
                  --------------

ITEM 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------
                  3241 Westerville Road, Columbus, Ohio 43224

ITEM 2(a)         Name of Person(s) Filing:
                  -------------------------
                   (i)     Schottenstein Stores Corporation
                  (ii)     Jay L. Schottenstein

ITEM 2(b)         Address of Principal Business Office:
                  ------------------------------------
                  1800 Moler Road, Columbus, Ohio 43207

ITEM 2(c)         Citizenship:
                  ------------
                   (i) Schottenstein Stores Corporation is a Delaware corporation.
                  (ii)     Jay Schottenstein is a United States citizen.

ITEM 2(d)         Title of Class of Securities:  Common Shares
                  -----------------------------

ITEM 2(e)         CUSIP Number:  920387 10 7
                  ------------

ITEM 3.           If this statement is filed pursuant to Rule 13d-1(b), or
                  --------------------------------------------------------
                  13d-2(b), check whether the person filing is:
                  ---------------------------------------------

                  Not applicable.

ITEM 4.           Ownership
                  ---------

                  (a) Amount Beneficially Owned:
                      -------------------------
                      Schottenstein Stores Corporation - 18,189,166 Jay L. Schottenstein - 19,777,038

                  (b) Percent of Class:
                      ----------------
                      Schottenstein Stores Corporation - 56.3%
                      Jay L. Schottenstein - 61.2%

                  (c) Number of shares as to which such person has:
                      --------------------------------------------

                      (i)  Sole power to vote or to direct the vote:
                           ----------------------------------------
                               Jay L. Schottenstein - 152,000 shares are subject to presently exercisable stock options held by Mr. Schottenstein.

CUSIP No. 920387 10 7

                                    Schottenstein Stores Corporation - has sole power to vote 18,189,166 shares. Mr. Schottenstein is a director and Chief Executive Officer of Schottenstein Stores Corporation and has power to vote and dispose of shares of Schottenstein Stores Corporation held by various trusts.

                      (ii) Shared power to vote or to direct the vote:
                           ------------------------------------------
                                    JAY L. SCHOTTENSTEIN
                                    Mr. Schottenstein, as co-trustee of various family charitable foundations, shares the power to vote 123,372 shares. Mr. Schottenstein expressly disclaims beneficial ownership of all such shares.

                                    Mr. Schottenstein, as Chairman of the Board,
                                    President, and a director of Glosser
                                    Brothers Acquisition, Inc., General Partner of GB Stores, shares the power to vote 1,312,500 shares owned by GB Stores, a Pennsylvania limited partnership. Mr. Schottenstein expressly disclaims beneficial ownership of all such shares.

                                    Mr. Schottenstein is a director and Chief
                                    Executive Officer of Schottenstein Stores
                                    Corporation and has shared power to vote and dispose of shares of Schottenstein Stores Corporation held by various trusts.

                                    SCHOTTENSTEIN STORES CORPORATION
                                    No shared power to direct the vote.

                     (iii) Sole power to dispose or to direct the disposition
                           --------------------------------------------------
                           of:
                           ---
                                    Jay L. Schottenstein - 152,000 shares are subject to presently exercisable stock options held by Mr. Schottenstein in which he has the sole power to dispose.

                                    Schottenstein Stores Corporation - has sole power to dispose 18,189,166 shares. Mr. Schottenstein is a director and Chief Executive Officer of Schottenstein Stores Corporation and has power to vote and dispose of shares of Schottenstein Stores Corporation held by various trusts.

                      (iv) Shared power to dispose or to direct the disposition
                           ----------------------------------------------------
                           of:
                           ---
                                    JAY L. SCHOTTENSTEIN Mr.
                                    Schottenstein, as co-trustee of various
                                    family charitable foundations, shares the power to dispose 123,372 shares. Mr.

CUSIP No. 920387 10 7

                                    Schottenstein expressly disclaims beneficial ownership of all such shares.

                                    Mr. Schottenstein, as Chairman of the Board,
                                    President, and a director of Glosser
                                    Brothers Acquisition, Inc., General Partner of GB Stores, shares the power to dispose 1,312,500 shares owned by GB Stores, a Pennsylvania limited partnership. Mr. Schottenstein expressly disclaims beneficial ownership of all such shares.

                                    Mr. Schottenstein is a director and Chief
                                    Executive Officer of Schottenstein Stores
                                    Corporation and has shared power to vote and dispose of shares of Schottenstein Stores Corporation held by various trusts.

                                    SCHOTTENSTEIN STORES CORPORATION

                                    No shared power to direct the vote.


ITEM 5.         Ownership of Five Percent or Less of a Class
                --------------------------------------------

                Not applicable.

ITEM 6.         Ownership of More Than Five Percent on Behalf of Another Person
                ---------------------------------------------------------------

                The Schottenstein family charitable foundations have the right to receive dividends and the proceeds from the sale of 123,372 shares. GB Stores has the right to receive dividends and the proceeds from the sale of 1,312,500 shares. Neither the Schottenstein family charitable foundations' shareholdings nor GB Stores' shareholdings represent more than 5 percent of the outstanding common shares of Value City Department Stores, Inc.

ITEM 7.         Identification and Classification of the Subsidiary Which
                ---------------------------------------------------------
                Acquired the Security Being Reported on By the Parent Holding
                -------------------------------------------------------------
                Company
                -------

                Not applicable.

ITEM 8.         Identification and Classification of Members of the Group
                ---------------------------------------------------------

                Schottenstein Stores Corporation, an Ohio corporation, is record and beneficial owner of 18,189,166 shares of the common shares of Value City Department Stores, Inc. Jay L. Schottenstein is the Chairman of the Board and Chief Executive Officer of Schottenstein Stores Corporation and has sole voting and investment power over 78.4% of the outstanding shares of Schottenstein Stores Corporation

CUSIP No. 920387 10 7

                pursuant to irrevocable trusts for family members as to which Mr. Schottenstein is trustee.

ITEM 9.         Notice of Dissolution of Group
                ------------------------------

                Not applicable.

ITEM 10.        Certification
                -------------

                Not applicable.


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SCHOTTENSTEIN STORES CORPORATION


Date: February 10, 1999                 By: /s/ Jay L. Schottenstein
                                           ----------------------------------
                                           Jay L. Schottenstein, Chairman


Date: February 10, 1999                    /s/ Jay L. Schottenstein
                                        -------------------------------------
                                        Jay L. Schottenstein, individually



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